Exhibit 21.1

List of subsidiaries of the Registrant

Subsidiary	Jurisdiction

Cavium Networks International, Inc.	Delaware
Cavium International	Cayman
Cavium Networks International	Cayman
Cavium Networks (India) Private Limited	India
Cavium Networks Asia	Cayman
Cavium Networks U.K. Limited	England
Cavium LLC	California
Cavium (Taiwan) Ltd.	Taiwan
Cavium Semiconductor Technology (Shanghai) Co., Ltd.	China
Cavium Networks Singapore PTE. LTD.	Singapore
WWC I, LLC	Delaware
Beijing WWCOMS Info Technology Ltd.	China
Monta Vista Software Japan, Inc.	Japan
Monta Vista Korea	Korea
Monta VistaSoftware Belgium BVBA	Belgium
Monta Vista Software ApS	Denmark
MontaVista Software SAS	France
MontaVista Software GmbH	Germany
MontaVista Software BV	The Netherlands
MontaVista Software Singapore Pte Ltd.	Singapore
MontaVista Software AB	Sweden
MontaVista Software GmbH	Switzerland
MontaVista MontaVista Software Limited	United Kingdom